上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

04 MAR -9 AM 7:21

04010418

1st March, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

SUPPL

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. A clarification announcement of the Company dated 27th February, 2004

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

04 MAR -9 AM 7:21

South China Morning Post 1st March 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Clarification Announcement

An announcement was made to clarify press articles appeared in today's newspapers.

At the request of the Company, the trading in the Company's shares was suspended on the Stock Exchange on 27th February, 2004 at 9:46 a.m. pending the publication of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading in the shares of the Company on 1st March, 2004 at 9:30 a.m.

Shanghai Industrial Holdings Limited (the "Company") has made request to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the suspension of trading in the Company's shares today at 9:46 a.m. pending the publication of this announcement, in connection with various press articles appeared in today's newspapers in relation to a senior executive and certain employees of Nanyang Brothers Tobacco Company, Limited ("Nanyang Tobacco"), a wholly-owned subsidiary of the Company, suspected of receiving bribes. As to the action taken by the Independent Commission Against Corruption (ICAC), it was suspected to involve three employees of Nanyang Tobacco, of whom possibly involving the Executive Director & Executive Deputy CEO of the Company (the "Director"). The management of the Company expresses serious concern in the matter in this regard, and agreed to the Director's request in suspending all his executive duties as director and other management positions with effect from today.

The Company considers that this incident and the suspension of executive duties of the Director will not impose any material impacts on the operation of the Company, and is in the meantime following up with the matter and will make announcement(s) on further material development of this matter.

The Company has made an application to the Stock Exchange for the resumption of trading in the Company's shares on Monday, 1st March, 2004 at 9:30 a.m.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 27th February, 2004